September 24, 2010

VIA EXPRESS DELIVERY, EDGAR AND FACSIMILE

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
FORMS 10-Q FOR THE PERIODS ENDED MARCH 31, 2010 AND JUNE 30, 2010
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 29, 2010
PROSPECTUS SUPPLEMENT FILED ON MAY 20, 2009
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth the responses of Invesco Ltd. (the “Company”) to your comment letter, dated September 13, 2010, relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on February 26, 2010, the Forms 10-Q for the periods ended March 31, 2009 and June 30, 2010 of the Company filed with the SEC on May 4, 2010 and August 2, 2010, respectively, the definitive proxy statement on Schedule 14A filed with the SEC on March 29, 2010, and the prospectus supplement filed with the SEC on May 20, 2009.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding the above filings. Enclosed as well are two hard copies of the Company’s response letter. We have included your original questions in italics in addition to providing our responses.

The Company acknowledges that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

September 24, 2010
Mr. Decker

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Period Ended June 30, 2010

Condensed Consolidated Statement of Changes in Equity, page 6

1.
We have read your responses to comment 15 from our letter dated June 11, 2010 and reviewed your Condensed Consolidated Statement of Changes in Equity.  In future filings, please revise your Condensed Consolidated Statement of Changes in Equity to include the following:

•	A “total column” immediately prior to your “noncontrolling interest column” that adds your equity attributable to common shareholders;
•
Your line item “Net income, including gains and losses attributable to noncontrolling interest” should appropriately allocate the “(Gains)losses attributable to noncontrolling interests in consolidated entities, net” and “Net income attributable to common shareholders” so that they agree to the amounts presented on your statements of income;

•	Please include your $37.1 [million] of currency translation difference on investments in overseas subsidiaries under your noncontrolling interest column;
•	Please present total comprehensive income for the parent and noncontrolling interest in consolidated entities in accordance with ASC 810-10-50-1A; and
•
Please show the allocation of $277.4 million and $37.1 million to Retained Earnings Appropriated for Investors in Consolidated Investment Products below the total comprehensive income line item.  This could be achieved in two separate adjustments or one adjustment as long as the description clearly describes what each adjustment represents.

Please supplementally show us what your revised disclosure will look like.

September 24, 2010
Mr. Decker

Response to Comment 1

The Company will in future filings revise its Condensed Consolidated Statement of Changes in Equity to reflect the Staff’s comments, as illustrated in the supplemental disclosure of our Condensed Consolidated Statement of Changes in Equity for the six months ended June 30, 2010, which is attached to this letter as Appendix A.  Specifically, in Appendix A we have:

•	Added a column entitled “Total Equity Attributable to Common Shareholders” immediately prior to our “Noncontrolling Interests in Consolidated Entities” column;
•
Appropriately allocated net income, including gains and losses attributable to noncontrolling interests, between total equity attributable to the Company’s common shareholders and equity attributable to noncontrolling interests, so that the amounts agree to the amounts on the Company’s Condensed Consolidated Statements of Income;

•	Included the $37.1 million of currency translation difference on investments in overseas subsidiaries under our “Noncontrolling Interests in Consolidated Entities” column;
•
Presented total comprehensive income attributable to the Company’s common shareholders separately from total comprehensive income attributable to noncontrolling interests in accordance with ASC 810-10-50-1A; and

•
Reflected the $277.4 million of gains and the $37.1 million of currency translation differences as allocations to Retained Earnings Appropriated for Investors in Consolidated Investment Products below the total comprehensive income line.

*           *           *

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours, /s/ Loren M. Starr
Loren M. Starr
Senior Managing Director and
Chief Financial Officer

cc:  Ernst & Young LLP

Appendix A

Supplemental Disclosure of Condensed Consolidated Statement of Changes in Equity for the six months ended June 30, 2010

	Equity Attributable to Common Shareholders
$ in millions	Common Shares	Additional Paid-in-Capital	Treasury Shares	Retained Earnings	Retained Earnings Appropriated for Investors in Consolidated Investment Products	Accumulated Other Comprehensive Income	Total Equity Attributable to Common Shareholders	Non-Controlling Interests in Consolidated Entities	Total Equity
January 1, 2010	91.9	5,688.4	(892.4)	1,631.4	—	393.6	6,912.9	707.9	7,620.8
Adoption of FASB Statement No. 167	—	—	—	5.2	274.3	(5.2)	274.3	—	274.3
January 1, 2010, as adjusted	91.9	5,688.4	(892.4)	1,636.6	274.3	388.4	7,187.2	707.9	7,895.1
Net income, including gains and losses attributable to noncontrolling interests	—	—	—	135.8	—	—	135.8	316.9	452.7
Other comprehensive income:
Currency translation differences on investments in overseas subsidiaries	—	—	—	—	—	(186.1)	(186.1)	37.1	(149.0)
Change in accumulated OCI related to employee benefit plans	—	—	—	—	—	7.0	7.0	—	7.0
Change in net unrealized gains on available-for-sale investments	—	—	—	—	—	6.0	6.0	—	6.0
Tax impacts of changes in accumulated other comprehensive income balances	—	—	—	—	—	(1.7)	(1.7)	—	(1.7)
Total comprehensive income							(39.0)	354.0	315.0
Net income reclassified to appropriated retained earnings	—	—	—	—	277.4	—	277.4	(277.4)	—
Currency translation differences on investments in overseas subsidiaries reclassified to appropriated retained earnings	—	—	—	—	37.1	—	37.1	(37.1)	—
Change in noncontrolling interests in consolidated entities, net	—	—	—	—	—	—	—	(36.2)	(36.2)
Business Combination	2.3	566.9	—	—	130.7	—	699.9	—	699.9
Dividends	—	—	—	(93.7)	—	—	(93.7)	—	(93.7)
Employee share plans:
Share-based compensation	—	55.5	—	—	—	—	55.5	—	55.5
Vested shares	—	(59.1)	59.1	—	—	—	—	—	—
Exercise of options	—	(14.7)	20.9	—	—	—	6.2	—	6.2
Tax impact of share-based payment	—	12.3	—	—	—	—	12.3	—	12.3
Purchase of shares	—	—	(34.0)	—	—	—	(34.0)	—	(34.0)
June 30, 2010	94.2	6,249.3	(846.4)	1,678.7	719.5	213.6	8,108.9	711.2	8,820.1